A Full, Narrative
                         Appraisal Report of



              A Proposed 24 Unit Memory Disorder Facility
        Including Adequate Common Area Improvements and Amenities
                 and to be Located on a 2.7 Acre Site
                    Within the Corporate Limits of
                 Shreveport, Caddo Parish, Louisiana



                               For

                 Senior Retirement Communities, Inc.
                        507 Trenton Street
                     West Monroe, Louisiana


                               As Of
                         October 15,1997


                            Prepared by
                      Robert M. McSherry, MAI
             Louisiana Certified General Appraiser No. 0891
                        3760 Chelsea Drive
                    Baton Rouge, Louisiana 70809

                     ROBERT M. MC SHERRY, MAI
                       3760 Chelsea Drive
                   Baton Rouge, Louisiana 70809

                       Phone (504)924-8093

October 15, 1997


Senior Retirement Communities, Inc.
507 Trenton Street
West Monroe, Louisiana

RE: A proposed 24 unit memory disorder facility including adequate common area improvements and to be located on a 2.7 acre site and within the corporate limits of Shreveport, Caddo Parish, Louisiana.

Dear Sir:

In accordance with your request to provide an estimate of the Estimated Market Value of Fee Simple Interest of the Going Concern of the property identified as a proposed 24 unit memory disorder facility situated on a 2.7 acre tract and located within the corporate limits of Shreveport, Caddo Parish, Louisiana, we have personally inspected the subject site and reviewed the submitted plans and specifications for the proposed improvements and conducted a thorough review and analysis of all matters pertinent for the Estimate of Market Value herein contained.

Market Value as defined by the Department of the Treasury, Office of the Comptroller of the Currency, August 24, 1990, is, "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

a.     buyer and seller are typically motivated,
b. both parties are well informed or well advised, and each acting in what he considers his own best interest;
c.     a reasonable time is allowed for exposure in the open market;
d. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and





Robert M. MeSherry, MAI

Page Two


e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Fee Simple Interest is defined by the Appraisal Institute as being, "a fee without limitations to any particular class of heirs or restrictions but subject to the limitations of eminent domain, escheat, police power and taxation. An inheritable estate".

Going Concern Value is "the value created by a proven property operation." It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to business value. Special purpose properties such as the subject are appropriate for only one use or for a very limited number of uses. The highest and best use of a special purpose property as improved, is probably the continuation of its current use, if that use remains viable. Therefore, in the case of special purpose properties a going concern value is considered appropriate.

In this instance the subject property has an excellent location within a viable market. As long as quality management is maintained, it's Market Value would be the same as it's Going Concern Value.

Included is our appraisal report which contains the various exhibits and data utilized in arriving at the herein contained estimate of Market Value for the subject property.

It is our opinion that the property herein identified as the proposed 24 unit Memory Disorder Facility identified as The Arbor of Shreveport, L.L.C. and located at the intersection of Fern Drive and Millicent Way within the corporate limits of Shreveport, Caddo Parish, Louisiana, was estimated to have a Market Value, as of October 15, 1997, of:


               TWO MILLION FOUR HUNDRED FIFTEEN THOUSAND DOLLARS
                               ($2,415,000.00)


Robert M. MeSherry, MAI

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Allocated:
     LAND:                                       $  350,000.00
     IMPROVEMENTS:                               $1,400,000.00
     FURNITURE, FIXTURES & EQUIPMENT:            $   84,000.00
     GOODWILL:                                   $  581,000.00

The subject property is proposed at the present time and this appraiser has been provided with only preliminary plans and specifications for the property. The herein contained Estimate of Market Value is conditioned upon receipt of a complete set of working drawings for the improvements and for the completion of the improvements in accordance with the plans and specifications utilizing quality materials and workmanship within a reasonable period of time. A final inspection by this appraiser will be required to ascertain the assumptions utilized in preparing this appraisal report have been fulfilled.

If we may be of further service to you in regard to this property or in any other manner, please do not hesitate to contact us at your earliest convenience.

Respectfully submitted,

/S/ROBERT M. MCSHERRY

Robert M. McSherry, MAI
Louisiana Certified General Appraiser No. 0891








Robert M. McSherry, MAI

                              EXECUTIVE SUMMARY


Location:                        Southeast corner of the intersection of Fern
                                 Avenue and the proposed Millicent Way within the corporate limits of Shreveport, Caddo
                                 Parish, Louisiana


Interest Appraised:              Fee Simple Interest

Site:                            2.7 Acres or 117,612 Square Feet

Building Description:            The property which will include twenty-four
                                 (24) memory disorder care units containing approximately 283 square feet of area and including the common area amenities including a kitchen, dining area, activities room, nursing station, administrative offices, patient baths with whirlpools, laundry and other typical common area improvements found within a facility such as the subject.

                                 Construction characteristics include a
                                 reinforced poured concrete foundation, wood framing, with a combination of brick veneer and vinyl siding exterior walls with the roof being of composition shingles. Although the property is proposed at the present time, this appraiser is aware of a similar property which has been constructed by the owners of the subject and our physical inspection of this existing complex has been utilized in conjunction with the submitted plans and specifications.

                                 The property is considered to be a most
                                 functional facility and is considered a most attractive amenity to the property and should be well accepted by the local market.

Highest and Best Use:            Memory Disorder Care Facility






Robert M. McSherry, MAI

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Cost Approach to Value           $1,555,000.00

Market Approach to Value         N/A

Income Approach to Value:
 Stabilized Net Income:          $2,415,000.00
 Discounted Cash Flow Value:     $2,260,000.00

Final Value Estimate:            $2,415,000.00

Allocated:

     Land                        $  350,000.00
     Improvements                $1,400,000.00
     Furniture, Fixtures
      and Equipment              $   84,000.00
     Goodwill                    $  581,000.00








Robert M. McSherry, MAI

IDENTIFICATION OF THE PROPERTY
The property being inspected, analyzed and for which the Market Value Estimate of the Fee Simple Interest of the Going Concern is applicable is a 2.7 acre tract of land which is a basically rectangular shaped tract of land having frontage along the east side of Fern Avenue and will have frontage along the proposed extension of Millicent Way and is located within the corporate limits of Shreveport, Caddo Parish, Louisiana. The property appraised is a portion of a larger 97.6 acre tract of land identified as Daniels Land Subdivision and is preliminarily identified as Lot 9 of Daniels Land Subdivision. The large tract is located in Section 29, Township 17, Range 13, Caddo Parish, Louisiana.

The property has not been conveyed to the Arbor Group of Shreveport at the present time and, accordingly, no complete legal description or metes and bounds survey has been provided this appraiser and, as a condition of the appraisal report, a complete detailed legal description and metes and bounds survey will be required to ascertain the assumption utilized within this appraisal report have been fulfilled.








Robert M. McSherry, MAI

                           PURPOSE OF THE APPRAISAL

The purpose of this report is to communicate, in a narrative format, the data and reasoning that the appraisers have utilized to form the herein contained estimate of Market Value of the Fee Simple Interest of the Going Concern for the property identified as a proposed 24 unit memory disorder care facility including common areas and located on the eastside of Fern Avenue within the corporate limits of Shreveport, Louisiana.

                           OBJECTIVE OF THE APPRAISAL
The objective of this appraisal report is to provide an estimate of the Market Value of the Fee Simple Interest of the Going Concern of the property for use by The Arbor Group of Shreveport, L.L.C. as well as selective lenders in order to obtain long term financing of the subject property and for the internal use of The Arbor Group of Shreveport, L.L.C.

The Subject property was personally inspected by this appraiser both before and after the date of this appraisal and the submitted plans and specifications reviewed. As the property is proposed construction, a final inspection of the property will be required by the appraiser to ascertain the assumptions utilized within this appraisal report have been fulfilled and this appraisal is also conditioned upon being completed in accordance with the plans and specifications utilizing quality materials and workmanship throughout. Other additional conditions are contained in an additional section of this report.




Robert M. McSherry, MAI

                          DATE OF THE APPRAISAL
The date of this estimate of Market Value of Fee Simple Interest applies is, as of October 15, 1997.








Robert M. McSherry, MAI

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                        DEFINITION OF SIGNIFICANT TERMS

Market Value, as defined by the Department of the Treasury, Office of the Comptroller of the Currency, August 24, 1990, is, "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition, is the consummation of a sale as of a specified data and the passing of title from seller to buyer under conditions whereby:
a.     buyer and seller are typically motivated;

b. both parties are well informed or well advised, and each acting in what he considers his own best interest;

c.     a reasonable time is allowed for exposure in the open market;

d. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Fee Simple Interest is defined by the Appraisal Institute as being, "a fee without limitations to any particular class of heirs or restrictions thetas subject to the limitations of eminent domain, escheat, police power and taxation. An inheritable estate".

Going Concern Value is "the value created by a proven property operation." It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an


Robert M. McSherry, MAI
intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to business value. Special purpose properties such as the subject are appropriate for only one use or for a very limited number of uses. The highest and best use of a special purpose property as improved, is probably
the continuation of its current use, if that use remains viable.   Therefore,
in the case of special purpose properties a going concern value is considered appropriate.








Robert M. McSherry, MAI

                            PROPERTY RIGHTS APPRAISED

This assignment concerns the appraisal of the Fee Simple Interest with Fee Simple Interest defined in Real Estate Appraisal Terminology as being, "a fee without limitations to any particular class of heirs or restrictions but subject to the limitations of eminent domain, escheat, police power and taxation. An inheritable estate".

                      STATEMENT OF OWNERSHIP AND RECENT HISTORY

The property from which the subject site will be derived is identified as Daniels Land Subdivision located in Shreveport, Caddo Parish, Louisiana. The property which is the subject of this appraisal report has not been acquired as of the date of this appraisal with negotiations still underway with the current owners of the property with a projected purchase price of the vacant land indicated to be between $2.75 per square foot and $3.50 per square foot.

As the property has not been acquired as of the date of the appraisal, there is no recent history which would affect the property.

The property has been owned by it's present owners, Daniels Land Subdivision for a period in excess of five years with no speculative transactions having affected the subject property to the knowledge of this appraiser.







Robert M. McSherry, MAI

                             DATE OF THE APPRAISAL

The effective date of this appraisal is October 15, 1997. The subject site was personally inspected by this appraiser both before and after this date and the submitted plans and specifications for the proposed improvements were also reviewed by the appraiser prior to the date of the appraisal.








Robert M. McSherry, MAI

                      ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report has been made with the following assumptions and limiting conditions:

1. No responsibility is assumed for the legal description or for matters including legal or title consideration. Title to the property is assumed to be good and marketable unless otherwise stated.

2. The property is appraised free and clear of any and all liens or encumbrances unless otherwise stated.

3.     Responsible ownership and competent property management are assumed.

4. The information furnished by others is believed to be reliable. No warranty, however, is given for its accuracy.

5. All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property

6. It is assumed that there are no hidden or apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8. It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been stated, defined, and considered in the appraisal report.

9. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state or national government or private entity or organization have been, or can be obtained or renewed for any use on which the value estimate contained in this report is based.






Robert M. McSherry, MAI

10. It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11. The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12. The appraisers herein, by reason of this appraisal, are not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

13. Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraisers, and in any event only with proper written qualification and only in its entirety.

14. Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or the firm with which the appraisers are connected) shall be disseminated to the public through advertising, public relations, new, sales, or other media without the prior written consent and approval of the appraisers.

15. The existence of hazardous materials, which may or may not be present on the subject property, was not observed by the appraisers. The appraisers have the knowledge of the existence of such materials on or in the subject property. However, the appraisers are not qualified to detect such substances and the presence of potential hazardous materials may affect the value of the property. This value estimate contained within this report is predicated on the assumption that no such hazardous materials are present on or in the property. No responsibility is assumed for any such conditions or for any expertise or any knowledge required to discover these items. This should be accomplished by an expert in the field and is a condition of this appraisal report.

16. That the appraiser has personally inspected the subject property and finds no obvious evidence of structural deficiencies, except as stated in this report; however, no responsibility for hidden defects or conformity to specific governmental requirements, such as the Americans with Disabilities (ADA) or fire, building and safety, earthquake, or occupancy codes, etc., can be assumed without provision of specific professional or governmental inspections.



Robert M. MeSherry, MAI

17. This property is proposed at the present time and the appraisal is conditioned upon the completion of the subject property in accordance with the submitted plans and specifications utilizing quality materials and workmanship throughout. A final inspection by the appraiser would be required in order to ascertain the assumptions utilized in arriving at the herein contained Estimate of Market Value have been fulfilled.

18. This appraisal is not based on a requested minimum valuation, a specific valuation or the approval of the loan.

19. The subject property will be a portion of a larger tract and no complete boundary survey or legal description has been provided this appraiser. As a condition of this appraisal report, a complete boundary survey and plat will be required by the appraiser to ascertain the assumptions utilized within this report have been fulfilled.








Robert M. MeSherry, MAI

                         SHREVEPORT/BOSSIER CITY DATA

Shreveport, Louisiana is located in the northwest corner of the state and is the parish seat of Caddo Parish. The city has grown into a metropolitan with a population estimated at 201,568 (1990 estimate), and continues to demonstrate a steady and economically sound growth rate while Caddo Parish has an estimated population of 246,706, according to the 1990 census. The average annual per capita income for the city as well as the parish are reflected below:

                       AVERAGE ANNUAL PER CAPITA INCOME
                 Year                Parish           State
                 1993                $11,349          $10,192
                 1987                $12,975          $11,482
                % Change              14%               13%

Shreveport, as the hub of the Ark-La-Tex, serves the wholesale and retail needs of the area. Retail sales total over one billion dollars annually in the metropolitan area. Major manufacturers operating in the area are as follows:


                            MAJOR MANUFACTURING

                Firm                Product                  Employment

           Lycent Technologies     Telephones                   1,350
           General Motors          Trucks                       2,966
           Libbey Glass            Table Glassware              1,061
           General Electric        Transformers                   550
           Frymaster               Electronic Frying Equipment    500
           GNB Battery             Batteries                      386
           Atlas Processing        Oil Refining                   300




Robert M. McSherry, MAI

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Shreveport is rapidly becoming a major educational and medical center with 13 hospitals, 10 universities and colleges, 76 K-12 public schools and 17 private/parochial schools. Medical and health services bring in thousands of people from the region for consultation and treatment. In the fall of 1969, LSU's School of Medicine in Shreveport held it's first classes, with the Confederate Memorial Hospital serving as its teaching hospital. Four year college programs are offered by LSU-Shreveport, Centenary College, a private, Methodist Church sponsored liberal arts institution established in 1825; and by Southern University's branch.

Shreveport is also the major center of entertainment from a cultural, tourist and recreational standpoint. Art attractions include the Louisiana State Exhibit Museum; the R.W. Norton Art Gallery; the R.S. Barnwell memorial Library; Centenary College and LSU-Shreveport Libraries; private art galleries; and commercial retailers. Musical entertainment is provided by the Community Concert Association; the Shreveport Symphony and the Shreveport Civic Opera Society, along with numerous other popular and classical musical productions. Other entertainment events held during the year are the Louisiana State Fair, and the Holiday in Dixie Festival.

Rail systems serving the Shreveport/Caddo Parish area include Kansas City Southern, Union Pacific, and Southern Pacific. Interstate common carriers also provide service include ABF Freight System, Roadway Express, SAIA Motor Freight, Yellow Freight Systems, Southwestern Motor Freight, and Woodline Motor Freight.




Robert M. McSherry, MAI

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Bossier City, Shreveport's sister city on the east side of the Red River, is home of Barksdale Air Force Base, a 21,000 acre permanent base which is the home of Headquarters, Eight Air Force, one of the three numbered commands of S.A.C. Also located at Barksdale is the 2nd Bomb Wing, the organization responsible for the major missions of the base itself, with its many support organizations. Other specialized tenant organizations are also based at Barksdale.

Louisiana Downs, a thoroughbred racetrack, is beginning another racing season, and is located in Bossier City. The facility, completed in 1974 at a cost of $10 million, is one of the largest and most modern of its kind in the country.

The current situation as it affects the oil and gas industry indicates dramatic improvement in the area economy is expected. An improving economy is expected over the next three to five years from the area unless extraordinary occurrences affecting oil prices and supplies occur.

River boat gaming has become a significant economic factor in the area economy with several boats now located in the area. An additional boat is forthcoming and all boats are adding land based facilities to support their gaming operation. The Shreveport-Bossier market is one of the best in the state, primarily due to it's location to East Texas. This economic stimulus has been a boon to the area and should continue to be an advantage to the area economy.





Robert M. McSherry, MAI

                              NEIGHBORHOOD DATA

A Neighborhood may be defined as a homogeneous grouping of individuals, buildings, or business enterprises within a larger community. These groupings are usually devoted to residential use, trade and service activities, or cultural and civic activities. Residential neighborhoods tends to reflect characteristics of their inhabitants, expressing the mutual desires of people with comparable interests, related traditions, and similar social and economic status.

The neighborhood in which the subject property is located is considered to be that area lying along either side of Bert Kouns Thruway which is the southerly traffic loop around Shreveport, Louisiana providing access from Interstate 20 in the western portion of Shreveport and across the Red River to the Bossier City, Louisiana area. Inspection of the neighborhood revealed the area to be a mixture of property types including both new or recently completed construction including a number of automobile dealerships, several large medical facilities including detached medical office buildings and other professional office buildings, retail and commercial endeavors, and a large amount of vacant land. The Bert Kouns Thruway is the major arterial loop roadway in southern Shreveport and is enjoying tremendous growth along it's entire route. The area of Bert Kouns and 1-49 which is located approximately 4 miles to the east of the subject property is being developed with a large number of retail, fast food and other commercial type properties including an Office Depot, a new medical facility, several small limited service motels, a Circuit City electronics outlet store and several fast food restaurants including McDonalds, Burger King and Wendy's. This intersection of 1-49 and Bert Kouns is perhaps the most desirable


Robert M. McSherry, MAI
retail and commercial location in southern Shreveport but the amount of available land left in this immediate Intersection is becoming somewhat scarce.

The area along Bert Kouns in which the subject property is located is developed primarily with automobile dealerships and medical facilities in the immediate proximity of the subject with several large neighborhood strip shopping centers and other retail and commercial uses occurring further to the east along Bert Kouns and it's intersection with LA Highway 1.

Trends in the neighborhood tend to be construction of various types of retail and commercial endeavors currently found with the areas without direct frontage on Bert Kouns being developed with a combination of multi-family residential complexes, detached single family dwellings and other residential uses.

Inspection of the neighborhood reveals a large amount of vacant land available for development in the areas having both frontage on Bert Kouns and away from direct frontage. The Trends of the subject neighborhood are extremely positive and should continue so over the foreseeable future. The proximity of necessary medical facilities is considered a positive factor when the location of the subject property is considered and the ease of access to the subject site from all areas of both Shreveport, Bossier City as well as the out of parish areas is also considered a most positive factor. Inspection of the neighborhood revealed no detrimental factors which would affect the future with respect to a continuing, prosperous development.





Robert M. McSherry, MAI

                        SCOPE OF THE APPRAISAL

The appraiser has personally inspected the subject site and conducted an in-depth inspection of the neighborhood in which the subject property is located observing it's trends of development and characteristics.

Vacant land sales utilized in conjunction with the Cost Approach to Value and in determining the estimated Market Value of the subject site, as if vacant, and owned in Fee Simple have been inspected by this appraiser and a combination of data provided by the Marshall Valuation Service Cost Manual and other available in-file data has been utilized in the process of estimating the replacement cost new of the subject improvements.

In the final analysis, the appraiser has utilized and relied upon the experience of judgment based on the opinion of the quality and quantity of the data in arriving at the final value estimate of the Fee Simple Interest in the subject property.

The Income Approach to Value has been completed utilizing a stabilized net income capitalized into value and a discounted cash flow method. Economic rents were determined by rent comparables and current data utilized with respect to expense projections. Information provided by the publication "Trends in the Health Care Industry" as well as information provided by other actual ongoing facilities similar to the subject have been utilized in the process of estimating the projected expenses which were included in the Income Approach to Value. Although the subject property is proposed at the present time and has no income or expense history, it is considered to be a functional facility and a


Robert M. MeSherry, MAI
facility which is demand with respect to providing long term care for memory disorder patients and the Income Approach to Value has been accorded the greatest credence in the final analysis.








Robert M. McSherry, MAI

                            DESCRIPTION OF THE PROPERTY

                                     Site Data

Size, Shape and Topography
The subject site will be a 2.7 acre parcel of land which will basically rectangular shaped having frontage along the eastside of Fern Avenue and along the southside of the proposed expansion of Millicent Way within the corporate limits of Shreveport, Louisiana. The topography of the site is level to gently sloping and typical of the topography of the surrounding areas and the elevation of the site is similar to the elevation of Fern Avenue. Inspection of the site did not reveal any detrimental physical characteristics which would affect the development of the subject property and it's Highest and Best Use as a proposed location for a long term care facility for memory disorder patients.

Utilities
The subject property is located inside the corporate limits of Shreveport, Caddo Parish, Louisiana and is provided with all city utilities and services available to properties within the corporate limits of Shreveport including police and fire protection, public water, sewerage disposal, and refuge disposal. Telephone service, electrical service and natural gas service is provided by the local utility companies servicing the area.

Access
Access to the subject development is provided as a result of the location of Bert Kouns which is the major southern arterial loop for the cities of Shreveport and Bossier City. Access from Bert Kouns is provided via Park Drive which intersects Fern Avenue which is the street upon which the subject property fronts. Both Park Avenue and Fern Avenue are dual laned, municipally

Robert M. MeSherry, MAI
maintained traffic arteries providing vehicular access for local traffic with Bert Kouns being a divided, four laned major loop arterial roadway in the southern portion of Shreveport

Overall, access to the subject site is considered convenient and adequate due to the location of Bert Kouns Thruway through the center of the neighborhood. Bert Kouns also provides access to Interstate 20 to the west and 1-49 approximately 4 miles west of the subject property as well as into the downtown area of Bossier City, Louisiana.

Zoning
Review of the zoning map provided this appraiser by the Metropolitan Zoning and Planning Commission of Shreveport and Caddo Parish indicates the subject property to currently be zoned "R-1-D"- This zoning ordinance allows for the construction of primarily single family or multi-family dwellings and is felt that a zoning variance or change will be required to allow construction of the subject improvements. As a condition of this appraisal report, it is conditioned that the property zoning will be obtained once the subject site is purchased to allow for the construction of the subject improvements. Conversations with representatives in the Metropolitan Zoning and Planning Office indicates this should be no problem and the rezoning is considered a reasonable and probable occurrence.

This appraiser has not conducted an in-depth review with respect to the abstract to the subject site but no deed restrictions or other restrictive covenants are assumed to exist which would affect the development of the subject property to


Robert M. McSherry, MAI
its highest and best use. However, this should be ascertained by competent legal authority and is a condition of this appraisal report.

Drainage
Review of Flood Hazard Maps found in the Shreveport Municipal Office indicated the subject property to be located in a Flood Zone "C" and flood insurance is not required for the subject property. However, due to the scale of the flood maps and the location of the subject site, personnel were somewhat uncertain as to the exact flood status of the subject site and, as a condition of this appraisal report, a competent engineer or surveyor must be retained to ascertain the actual necessity of flood insurance and the required building elevations for the subject improvements.

Tax Data
The subject property is proposed construction property and the taxes on the vacant land only are minimal. The subject property will be placed on the Caddo Parish tax roles the year after it is completed and at that time will be assessed and the tax liability can be estimated. For the purposes of this appraisal report and for the utilization in the Income Approach, taxes have been projected based on comparable properties but are subject to change once the property is completed and placed on the tax roles.








Robert M. McSherry, MAI

                               LOCATION MAP

Robert M. McSherry, MAI

         [PLAT MAP OF SURROUNDING AREA INDICATING SUBJECT PROPERTY]

                       DESCRIPTION OF THE IMPROVEMENTS

The proposed facility would be constructed within a single building but a building comprised of different component sections housing the various type units including the memory disorder units. The building is a modified T-shape and encompasses a total of 11,410 square feet of heated area. The memory disorder units located throughout the structure will contain 283 square feet of living area and feature a half bath with a toilet and lavatory and bedroom area.

Construction characteristics for the building include reinforced poured concrete foundation with adequate grade beams and both interior and perimeter footings with the exterior being wood framing utilizing a combination of brick veneer vinyl with the roof being a composition shingle roof over wood decking. Windows will be insulated, horizontal slide aluminum windows with each unit in the memory disorder care section having it's own HVAC unit with the common areas having zoned central units for more economical operation.

Interior construction will include a combination of vinyl and carpet or ceramic tile flooring, painted or vinyl covered sheetrock walls with acoustical ceilings. Lighting will be both standard and fluorescent fixtures.

Amenities to be contained within the building include a full service kitchen, dining room, activities area, whirlpool area, staff laundry, TV rooms, offices and other required amenities.

As previously noted, the total gross area contained within the subject property is 11,410 square feet. Parking will be poured concrete and located at strategic

Robert M. McSherry, MAI
locations around the site and will be adequate to fulfill the requirements of both the tenants and staff. Landscaping will be extensive and utilized in conjunction with the natural topography of the area should be most pleasing.

As noted, the subject property is proposed construction and this appraiser has been provided only the most preliminary plans and specifications. A complete set of working drawings will be provided the appraiser as a condition of this appraisal to ascertain the assumptions utilized within this report have been fulfilled. A final inspection by the appraiser will be required.








Robert M. MeSherry, MAI

                            HIGHEST AND BEST USE

                                Introduction

The Appraisal Institute defined highest and best use as follows, "that legal use, at the time of the appraisal, which is the most profitable likely use to which a property can be put."

There are several basic factors which must be considered in order to make a proper determination of Highest and Best Use:

1. The use must be legal, that is, legally adaptable regarding zoning and other restrictions;

2.     The use must be probable, not conjectural or speculative;

3.     The property must be physically adaptable to use contemplated;

4.     There must be a demand for such use;

5. The use must be profitable, the highest return to the land over the longest period of time.

Highest and best use of the land (or site) if vacant and available for use may be different from the highest and best use of the improved property. This is true if the improvement is not an appropriate use, but it makes a contribution to the total property value in excess of the value of the site.

The above five tests have been applied to the subject property's vacant site. In arriving at the estimate of highest and best use, the subject site has been carefully analyzed.




Robert M. McSherry, MAI

                  HIGHEST AND BEST USE ASSUMING A VACANT SITE


Permissible Use
An investigation has been conducted in order to determine the zoning classification that encumbers the subject property. The results of this investigation has revealed that the subject site is currently zoned "R-1-D". This zoning classification will not allow the construction of the proposed improvements and a zoning change will be required in order to develop the site as proposed. Conversations with representatives in the Metropolitan Zoning and Planning Office indicate this to be a reasonable and probable assumption and, accordingly, it is a condition of this appraisal report that the subject site be rezoned to allow for it's development of the proposed 24 unit memory disorder care facility.

Possible Use
The subject property's neighborhood is a mixed use neighborhood but the zoning currently in effect of the subject site is only residential zoning. As currently zoned, the only possible use is a residential utilization but, accordingly to representatives of the Metropolitan Zoning and Planning Office, a zoning change is possible and probable and, accordingly, once the zoning change is facilitated, a large number of possible uses including the proposed utilization of the subject site will be permitted. Once the zoning change is enacted, it is felt that the development of the subject site with a 24 unit memory disorder care facility will constitute one of the Highest and Best Uses of the subject site.





Robert M. McSherry, MAI

                             THE APPRAISAL PROCESS

The real estate appraisal profession typically utilizes three basic approaches in the process of estimating the value of a parcel of real property. These approaches include the Cost Approach, the Income Approach and the Market Data Approach. The Cost Approach utilizes an estimate of reproduction or replacement costs new of the building and other on-site improvements to be contained within the subject property less accrued depreciation from all sources including physical curable and incurable deterioration, functional obsolescence and economic obsolescence to arrive at an estimate of depreciated reproduction or replacement costs for the improvements. The estimated value of the site, as if vacant, and determined by the comparison of the subject site with other similar parcels in either the immediate proximity of the subject or in other comparable areas is added to the depreciated reproduction or replacement cost estimate of the improvements to provide an indication of value of the property being appraised from the Cost Approach.

The Cost Approach is generally accorded the greatest credence in instances where the property being appraised is either a proposed property or a new property having little or no accrued depreciation or instances where the property being appraised represents a special purpose type property. In these instances, the Cost Approach is an accurate indication of value for the property and is accorded considerable credence in the reconciliation process.

The Income Approach to Value utilizes an estimate of gross annual income to be generated by the property being appraised as determined to be representative of economic rentals for this type property within the area less an allowance

Robert M. McSherry, MAI
considered typical for vacancy and collection losses to arrive at an estimate of effective gross annual income which is to be generated by the property. Expenses typically associated with the operation of this type property in accordance with prevailing lease terms and conditions in the area as well as data provided by analysis of the operating history of other similar type properties are projected and deducted from the effective gross annual income to arrive at an estimate of net operating income before recapture attributable to the subject. This net operating income is then capitalized by the most appropriate method available with respect to the subject property in particular and the appraisal problem in general into an indication of value for the property being appraised from the Income Approach. Another method of utilizing the Income Approach is the Gross Income Multiplier technique. This technique identifies the relationship between the sales price (value) of a property and its gross annual income earning potential. The Gross Income Multiplier is derived by dividing the sales price of a property by its gross potential income and, thus, is an excellent indicator of buyer, seller and investor attitudes toward the property being analyzed. An effective gross income multiplier is also excellent as it utilizes the actual gross income after vacancy to derive the multiplier. use depends upon available data.

The Market Data or Direct Sales Comparison Approach utilize sales of comparable improved properties in either the immediate proximity of the subject or in other comparable areas to derive a unit of comparison. Each of the various comparable sales are carefully reviewed and analyzed by the appraiser, adjusted for any dissimilarities between the subject property and the comparable sale in such areas as date of sale, location, design, condition, and other physical characteristics to result in an adjusted unit of comparison to be utilized in the

Robert M. McSherry, MAI

Market Data or Direct Sales Comparison Approach to provide an indication of value for the property being appraised.

The reconciliation is the method whereby all data provided by the various approaches utilized in the appraisal report are carefully analyzed and accorded weight in varying degrees. The approach which is considered to be the most representative of current buyer, seller and investor attitudes towards the subject property is accorded the greatest credence in the final analysis but all the approaches are interrelated and all data gathered and utilized in the various approaches must be carefully analyzed in the reconciliation process and to ignore any available data would be improper.








Robert M. McSherry, MAI

                             COST APPROACH TO VALUE

The Cost Approach to Value, like the Sales Comparison and Income Approaches, is based on comparison. in the Cost Approach, the cost to construct a building and the value of any existing building are compared. The Cost Approach to Value reflects market thinking in the recognition that market participants relate value to cost. Buyers tend to judge the value of an existing structure by comparing it to the value of a newly constructed building with optimal functional utility. Moreover, buyers adjust the prices they are willing to buy by estimating the cost to bring an existing structure to desired levels of functional utility.

Thus, by applying the Cost Approach, an appraiser attempts to estimate the difference in worth to a buyer between the property being appraised and a newly constructed building with optimal utility. An appraiser makes a sound value estimate by estimating the cost to construct a reproduction of or a replacement of the existing structure and then deducts all evidence of accrued depreciation in the property being appraised from the cost of the reproduction or replacement structure and the resulting figure, plus the value of the land, plus any entrepreneurial profit provides a value indication through the application of the Cost Approach.

The decision to utilize reproduction or replacement costs is most pertinent and the selection plays and important part in contributing to the validity of the Cost Approach. Replacement cost is defined in Real Estate Appraisal Terminology as being, "the cost of construction at current prices of a building having utility equivalent to the building being appraised but built with modern materials and

Robert M. McSherry, MAI
according to the current standards, design and layout. The use of the replacement cost concept presumably eliminates all functional obsolescence and the only depreciation to be measured is physical deterioration and economic obsolescence." The appraisers will utilize the replacement cost method supported by Marshall Valuation Service in conjunction with the construction cost estimate provided by knowledgeable contractors/engineers or architects.

                            DEPRECIATION

All types of accrued depreciation affecting the subject improvements were considered. Accrued depreciation is defined as, "the difference between reproduction cost new as of the date of the appraisal and the present contributory value of the improvements." Accrued depreciation is divided into three basic categories:physical deterioration (which includes curable and incurable), functional obsolescence (including curable and incurable), and economic obsolescence (which is always incurable). The following is a discussion of each type of depreciation and the observed depreciation applicable to the subject property.

Physical Deterioration, Curable
This type of depreciation is defined as, "the loss in value from cost new which can be recovered or offset through correction, repair, or replacement of the defective items causing the loss, providing the resultant value approximates the cost of the work." The property is proposed thus no deferred maintenance is present.



Robert M. McSherry, MAI

Physical Deterioration, Incurable
This type of depreciation is defined as, "the loss from cost new which is impossible to offset or which would involve an expenditure substantially in excess of the value increase resulting therefrom." The property is proposed and has an effective are of 0 years and a total economic life of 30 years.

Functional Obsolescence
Functional obsolescence is defined as, "the loss from cost new as of the date of the appraisal which is caused by a superadequacy, inadequacy, unattractive style, poor or inefficient layout or design." Items causing functional obsolescence can be either curable or incurable; it is curable only when it is profitable to cure the item. Incurable, functional obsolescence involves items of initiate which would not be economical to correct because the value would not increase so much as the cost of correction. Based on my inspection of the subject improvements, it is my opinion that they are totally adequate and comparable to similar properties in the same general price range, therefore, no loss of value from functional obsolescence exists.

Economic Obsolescence
This type of depreciation is defined as, "the loss from cost new as of the date of the appraisal due to causes external to the property boundaries." To measure this type of obsolescence the appraiser capitalizes the rent lost due to the external factor for the prorata share applicable to the building. As indicated in the site date, there are no undesirable external influences and, thus, there is no loss to the subject improvements due to economic obsolescence,



Robert M. McSherry, MAI

Entrepreneurial Profit
For the Cost Approach to provide a sound indication of value, a market derived entrepreneurial profit must be added to the direct and indirect costs. The profit figure is typically expressed as a percentage of total direct and indirect costs. Entrepreneurial profit is a necessary element in the motivation to construct the improvements. However, part or all of the profit may be lost as functional or external obsolescence if the market indicates that the improvements have a Market Value less than the current reproduction or replacement cost less physical deterioration.

The results of the investigation and analysis of this market data will appear as follows:







Robert M. McSherry, MAI

                             COMPARABLE LAND SALE 1

Date of Sale:                          October 2, 1996

Location:                              Northwest corner of 1-49 at
                                       Industrial Loop, Shreveport, Louisiana

Brief Legal Description:               Tract in SE 1/4 of Section 16, T14-Rl,
                                       Caddo Parish, Louisiana

Recordation Data:                      CB 3141, Page 260, Caddo Parish,
                                       Louisiana

Grantor:                               Southport Development, LLC

Grantee:                               Circuit City Stores, Inc.

Sales Price:                           $1,063,710.00

Terms of Sale:                         OVC's

Cash Equivalency Price:                $1,063,710.00

Site Size:                             228,037 square feet; 5.2350 acres

Indicated Price/Acre:                  $203,192.00

Indicated Price/Sq. Ft.:               $4.66

Utilities:                             All available to be connected

Flood Zone:                            N/A

Zoning:                                "B-3"

Confirmation:                          Bill Sale (Grantor)
                                       Data Files








Robert M. McSherry, MAI

                           COMPARABLE LAND SALE 2


Date of Sale:                          August 19, 1996

Location:                              Eastside of 1-49, SW corner of
                                       Enterprise, Shreveport, Louisiana

Brief Legal Description:               Tract in N 1/2 of Section 12, T16-Rl4,
                                       known as Metroplex Business Park.
                                       Caddo Parish, Louisiana

Recordation Data:                      CB 3132, Page 290, Caddo Parish,
                                       Louisiana

Grantor:                               John Nelson

Grantee:                               AMI, NISHA and RAJ, LLC

Sales Price:                           $413,820.00

Terms of Sale:                         Cash

Cash Equivalency Price:                $413,820.00

Site Size:                             87,120 square feet; 2 acres

Indicated Price/Acre:                  $206,910.00

Indicated Price/Sq. Ft.:               $4.75

Utilities:                             All available

Flood Zone:                            N/A

Zoning:                                "B-3"

Confirmation:                          Jim Dowling








Robert M. MeSherry, MAI

                        COMPARABLE LAND SALE 3


Date of Sale:                          October 2, 1996

Location:                              NW corner of 1-49 at Industrial,
                                       Shreveport, Louisiana

Brief Legal Description:               Tract in SE 1/4 of Section 16, T14-Rl,
                                       Caddo Parish, Louisiana

Recordation Data:                      CB 3141, Page 249, Caddo Parish,
                                       Louisiana

Grantor:                               Susan Buzick

Grantee:                               Southport Development, LLC

Sales Price:                           $1,720,500.00

Terms of Sale:                         Credit Sale

Cash Equivalency Price:                $1,720,500.00

Site Size:                             1,429,378 square feet; 32.8140 acres

Indicated Price/Acre:                  $52,431.00

Indicated Price/Sq. Ft.:               $1.20

Utilities:                             All available to be connected

Flood Zone:                            N/A

Zoning:                                "B-3"

Confirmation:                          Bill Sale








Robert M. McSherry, MAI

                         COMPARABLE LAND SALE 4


Date of Sale:                          June 20, 1996

Location:                              Stevens at Industrial,
                                       Shreveport, Louisiana

Brief Legal Description:               Tract Section 12, T16-Rl4, being S 1/2
                                       NE 1/4 and part of SE 1/4 North of
                                       Flournoy-Lucas Road, Caddo Parish,
                                       Louisiana

Recordation Data:                      CB 3122, Page 6, Caddo Parish,
                                       Louisiana

Grantor:                               Commercial National Bank

Grantee:                               Brookwood Baptist Church

Sales Price:                           $925,000.00

Terms of Sale:                         Cash

Cash Equivalency Price:                $925,000.00

Site Size:                             925,258 square feet, 21.241 acres

Indicated Price/Acre:                  $43,547.00

Indicated Price/Sq. Ft.:               $1.00

Utilities:                             All available

Flood Zone:                            N/A

Zoning:                                "R-A"

Confirmation:                          Data Files








Robert M. McSherry, MAI

                         COMPARABLE LAND SALE 5


Date of Sale:                          January 24, 1997

Location:                              South of Industrial at SE corner of
                                       1-49, Shreveport, Louisiana

Brief Legal Description:               Tract in NE of Section 16, T16-Rl4,
                                       Caddo Parish, Louisiana

Recordation Data:                      CB 3159, Page 343, Caddo Parish,
                                       Louisiana

Grantor:                               Steve Simon Construction Company,
                                       Inc.

Grantee:                               Sisters of Charity of the Incarnate Word

Sales Price:                           $1,118,660.00

Terms of Sale:                         Cash

Cash Equivalency Price:                $1,118,660.00

Site Size:                             456,595 square feet; 10.482 acres

Indicated Price/Acre:                  $106,721.00

Indicated Price/Sq. Ft.:               $2.45

Utilities:                             All available

Flood Zone:                            N/A

Zoning:                                Unknown, thought to be "R-A"

Confirmation:                          Vendee/Data Files








Robert M. McSherry, MAI

                         COMPARABLE LAND SALE 6


Date of Sale:                          August 18,1995

Location:                              Eastside of Airline Drive, at the
                                       southeast quadrant of 1-220, Bossier
                                       City, Louisiana

Brief Legal Description:               Tract in Section 16, Tl8N-Rl3W,
                                       Bossier City, Louisiana

Recordation Data:                      Instrument #599781, Bossier Parish,
                                       Louisiana

Grantor:                               Haynesville Mercantile Company et al

Grantee:                               Wal-Mart Stores, Inc.

Sales Price:                           $1,892,594.88

Terms of Sale:                         Cash

Cash Equivalency Price:                $1,892,594.88

Site Size:                             946,297 square feet,- 21.7240 acres

Indicated Price/Acre:                  $87,120.00/acre

Indicated Price/Sq. Ft.:               $2.00

Utilities:                             All available

Flood Zone:                            Not Available

Zoning:                                B-3 Community Business District

Confirmation:                          Vendor/Data Files








Robert M. McSherry, MAI

                        COMPARABLE LAND SALE 7


Date of Sale:                          April 11, 1995

Location:                              Westside of Benton Road; at the
                                       northwest quadrant of 1-220, Bossier
                                       City, Louisiana

Brief Legal Description:               Tract in NE/4 of Section 8,
                                       Tl8N-Rl3W, Bossier Parish, Louisiana

Recordation Data:                      Instrument #592208, Bossier Parish,
                                       Louisiana

Grantor:                               Allan J. Kelly

Grantee:                               A.L. & W. Moore Trucking Company,
                                       Inc.

Sales Price:                           $200,000.00

Terms of Sale:                         Cash

Cash Equivalency Price:                $200,000.00

Site Size:                             83,200 square feet; 1.91 acres

Indicated Price/Acre:                  $104,712.04acre

Indicated Price/Sq. Ft.:               $2.40

Utilities:                             All available

Flood Zone:                            Not Available

Zoning:                                1-1 Light Industrial

Confirmation:                          Vendor/Data Files








Robert M. McSherry, MAI

                           COMPARABLE LAND SALE 8


Date of Sale:                          December 30, 1994

Location:                              1-220 Frontage Road north, between
                                       Benton Road and Airline Drive, Bossier
                                       City, Louisiana

Brief Legal Description:               Tracts A&B in Sections 9 & 16,
                                       T18N-Rl3W, Tract C in Sections 8, 9,
                                       16 & 17, Tl8N-Rl3W, and Tract D in
                                       Section 9, Tl8N-R13W, Bossier Parish,
                                       Louisiana

Recordation Data:                      Instrument #786854, Bossier Parish,
                                       Louisiana

Grantor:                               Haynesville Mercantile Company et al

Grantee:                               Willis-Knighton Medical Center

Sales Price:                           $4,084,664.76

Terms of Sale:                         Cash

Cash Equivalency Price:                $4,084,664.76

Site Size:                             1,565,372 square feet; 35.936 acres

Indicated Price/Acre:                  $113,664.98

Indicated Price/Sq. Ft.:               $2.61

Utilities:                             All available

Flood Zone:                            Not Available

Zoning:                                B-3 Community Business District

Confirmation:                          Deed of Record






Robert M. McSherry, MAI

ANALYSIS OF COMPARABLE LAND SALES


Sale Number       Date         Size/Acre      Price/Acre     Price/Sq.Ft.
One           October 199       65.2           $203,192.00      $4.66
Two           August 1996        2             $206,910.00      $4.75
Three         October 1996      32.8           $52,431.00       $1.20
Four          June 1996         21.2           $43,547.00       $1.00
Five          January 1997      10.4           $106721          $2.40
Six           April 1995        21.724         $87,120.00       $2.00
Seven         April 1995         1.91          $104,712.00      $2.40
Eight         December 1994     35.94          $113,664.00      $2.61

This appraisal contains eight sales of what are considered comparable properties with respect to both the subject property. Analysis of these sales has led to the following observations and adjustments by the appraiser.

Land Sales 1 and 2 are both similar sized acreage tracts which feature vastly superior locations at the intersection of 1-49 and Industrial Loop and require a downward adjustment for the size differential, but more importantly, for their superior location with respect to their actual location at the intersection and their visibility enjoyed by these properties. The physical characteristics enjoyed by these two sales are also vastly superior to those of the subject requiring, again, a downward adjustment.

Land Sales 3, 4 and 5 are all located in the immediate proximity of the 1-49-industrial Loop interchange but away from direct frontage and feature locations similar to that of the subject. The greatest emphasis has been placed on Sales 3 and 4 which are considered to be excellent indicators of current market value of the subject. However, this sale requires a slight downward adjustment for a superior location and superior physical characteristics.

Robert M. McSherry, MAI

Land Sales 6, 7 and 8 are all located along the 1-220 Loop in Bossier City, Louisiana. All sales are considered excellent indicators of current attitudes with Sale 6 being perhaps the most similar with respect to the subject.

Sale 8 is also a large acreage tract and features a superior location, superior access and other superior characteristics again, requiring a slight downward adjustment for this factor.

Land Sale 7 is considered an excellent indicator of values and, after a slight downward adjustment for a superior location, is considered an excellent indicator of value.

After these eight sales contained within this appraisal report have been personally inspected by the appraiser, analyzed and adjusted for dissimilarities, as well as other sales contained in our appraisal files have been also reviewed, it is the opinion of the appraiser that the property identified as the site containing 2.7 or 117,612 square feet acres is estimated to have a Market Value, as if vacant, and in it's current physical state, but subject to rezoning, of $3.00 per square foot.

Therefore, the Estimated Value of the subject property is thus summarized:

117,612 square feet @ $3.00/square foot =                 $352,863.00

INDICATED VALUE OF SITE,
AS IF VACANT (R/T)                                        $350,000.00






Robert M. McSherry, MAI

                         DISCUSSION OF COST APPROACH

In the construction of any project, the total cost of development can be divided into basic categories: direct or hard cost, and indirect or soft costs. As defined in Real Estate Appraisal Terminology, the definition of Direct Costs is, "the cost of direct labor and materials devoted specifically to a unit of work. In construction, these costs are directly related to site acquisition and construction of the improvements..." Defined in this same text, Indirect Cost is, "that cost in the development of a property which would not be included in a general contract for construction or for land acquisition..."

Direct costs include the cost of items such as land acquisition, construction of the buildings, equipment and fixtures, the builder's profit and overhead, any temporary buildings for on-the-job usage, power line installation, and the electrical power used in the construction. As indicated in the Cost Approach Schedule which follows, direct or hard costs have been broken down into categories of building area, elevators and other primary building costs.

Indirect, or soft costs, generally include fees, financing costs, and overhead. As the Cost Approach Schedule indicates, the indirect costs fall into 8 categories. The permits and fees sections include the estimated costs of a building permit, an appraisal, a survey and accounting and inspection charges. Architectural engineering estimates have been based on typical market charges. The legal expenses includes work done on both interim and permanent loan packages. The insurance costs indicated are limited to construction-period coverage including the builder's risk.


Robert M. McSherry, MAI

The closing cost estimate includes costs of closing both the interim and permanent loans. The interest expense is based on typical current market conditions and covers the period of time required to complete the construction of the project. The loan commitment fees are also based on current typical market conditions.

The appraiser's have relied upon the Marshall Valuation Service, a publication of Marshall & Swift, 1617 Beverly Boulevard, Post Office Box 26307,
Los Angeles, California, in estimating the replacement costs new of the subject property improvements.

The Cost Approach to Value, as it applies to the property being appraised, is as follows:








Robert M. MeSherry, MAI

                        COST APPROACH TO VALUE

Direct Costs:
 Memory Disorder Facility
     11,410 sq. ft. @ $75.00/sq. ft.                          $  855,750.00
 Covered Canopy
     514 sq. ft. @ $24.00/sq. ft.                             $   12,336.00

Total Direct Costs: Improvements                              $  868,080.00

Indirect Costs:
 Plans, Specifications, Inspection     Included in Direct Costs
 Contractor's Overhead/Profit          Included in Direct Costs
 Interim Interest                      Included in Direct Costs
 Legal, Audit, Appraisal                    $ 17,500.00
 Financing Fees                             $ 70,400.00
 Misc. Expenses                             $ 20,000.00

Total Indirect Costs                                          $  107,900.00

Total Replacement Costs New: Improvements                     $  975,986.00

Less: Accrued Depreciation
 Physical Curable                              -0-
 Physical Incurable                            -0-
 Functional Obsolescence                       -0-
 Economic Obsolescence                         -0-

Total Accrued Depreciation                                         -0-

Depreciated Replacement Costs: Improvements                   $  975,986.00

Add: Land Value (2.7 acres)                                   $  350,000.00

Add: Entrepreneurial Profits (10%)                            $   97,500.00

Add: Furniture, Fixtures and Equipment                        $   84,000.00

Add: Parking, Walks, Landscaping, Porches                     $   45,000.00

Total All Costs and Value Components                          $1,552,486.00





Robert M. McSherry, MAI

INDICATED VALUE OF SUBJECT FROM
COST APPROACH (R/T)                                           $1,555,000.00








Robert M. McSherry, MAI

                           MARKET DATA APPROACH TO VALUE
Market data is discussed in all the approaches to value. Data analysis is needed in the Cost Approach to develop a land value indication and to support costs and depreciation indicators; in the Income Approach to establish rent levels, vacancy indications, expenses, and capitalization rates; and in the Direct Sales Comparison Approach to establish comparability.

This appraiser has conducted a thorough and in-depth review in order to identify sales of similar improved properties through out the state, Unfortunately, no improved property sales which are considered true arms length transactions and comparable to the subject have been found and, accordingly, the Market Data Approach has not been completed for this particular property.








Robert M. McSherry, MAI

                        INCOME APPROACH TO VALUE

                             Introduction

The Income Approach reflects the subject's income-producing capabilities and requires an analysis of the project's probable market rent. In the comparative analysis, we have considered factors that would probably influence market acceptance of properties in the area. The factors include proximity to major traffic arteries; location; design; amenities; and the quality of management.

To develop a supportable estimate of value using the Income Capitalization Approach, realistic projections of income and expenses must be made. congregate care facilities are unique forms of real estate with many unusual characteristics, such as an intensive use of labor, costs of goods sold, expenses categories, and product identity. Therefore, special care in data gathering and analysis are required to create an estimate of the future income for the subject. The appraiser will utilize data provided by the publication, Trends in the Health Care Industry for supporting data.

The subject property is proposed at the present time and, therefore, has no historical income and expense data associated with the property.

The subject will contain 24 memory disorder care units located within a single building which will include the necessary common area amenities which will include the entry area, executive offices, nursing stations, activities room, dining area, kitchen, patient bath areas including whirlpools, laundry facilities as well as the 24 patient rooms with each patient room containing a toilet and lavatory within it's 283 square feet. A copy of the floor plan of the subject facility as well

Robert M. McSherry, MAI
as the site plan is contained within the addendum of this appraisal report for the benefit of the reader.

Services provided the will include all utilities, housekeeping, laundry service, three meals per day as well as activities and adequate medical staff services.

This appraiser has had the opportunity to appraise several assisted care facilities in both Louisiana and Mississippi over the last several years and have relied on data provided by these facilities, various industry publications and data provided by various health care consulting groups and experts in arriving at the estimated monthly rental rates and expenses including fixed expenses, operating expenses, staffing, dietary, reserves and other appropriate expenses.

This appraiser has conducted rental surveys of an adequate number of competing assisted care, private pay facilities to accurately arrive at both an economic monthly rate as well as stabilized occupancy for the subject. It is pertinent to note that although one hundred percent occupancy may result for limited periods of time, the loss of tenants throughout the year due to various reasons will result in a weighted occupancy level below this one hundred percent occupancy level which is considered typical of the industry.

The actual income and expense data of various facilities is closely held information and these individuals have requested confidentiality with respect to this actual data. Accordingly, this data has been retained in our various files.

The results of our survey and analysis indicates an economic rental rate for the memory disorder care units, based on the herein listed services to be provided,

Robert M. McSherry, MAI
of $2,700.00 per month to be the indicated economic rental for these units including all services. It is projected that the second year will see the property achieve it's stabilized 90% occupancy level with only moderate increases in expenses occurring between year one and year two due to the increased patient load and minimal inflation.

The Income Approach to Value as it applies to the subject property and based on economic rental rates herein quoted and utilizing a two year period in order to achieve a stabilized net occupancy and thus a stabilized net operating income is reproduced as follows:








Robert M. McSherry, MAI

                      INCOME APPROACH TO VALUE

                            Year One


Gross Annual Potential Income
 24 - Memory Disorder Units
     @ $2,700.00/unit/month                               $ 777,600.00

Total Gross Annual Potential Income                       $ 777,600.00

Less: Vacancy and Collection Losses (45%)                 $ 349,920.00

Effective Gross Annual Potential Income                   $ 427,680.00

Expenses:
     Administrative              $120,000.00
     Plant Operations            $ 58,000.00
     Dietary                     $ 56,000.00
     Housekeeping                $ 24,000.00
     Aides                       $108,000.00
     Activities                  $ 26,000.00
     Reserves for Replacement    $  8,400.00

Total Expenses                                            $ 400,400.00

Net Operating Income                                      $  27,280.00








Robert M. McSherry, MAI

                             INCOME APPROACH TO VALUE

                                   Year Two


Gross Annual Potential Income
 24 - Memory Disorder Units
     @ $2,700.00/unit/month                               $ 777,600.00

Total Gross Annual Potential Income                       $ 777,600.00
     '
Less: Vacancy and Collection Losses (10%)                 $  77,760.00

Effective Gross Annual Potential Income                   $ 699,840.00

Expenses:
     Administrative               $132,000.00
     Plant Operations             $ 75,400.00
     Dietary                      $ 70,000.00
     Housekeeping                 $ 26,500.00
     Aides                        $118,800.00
     Activities                   $ 27,300.00
     Reserves for Replacement     $  8,400.00

Total Expenses                                            $ 458,400.00

Net Operating Income                                      $ 241,440.00








Robert M. McSherry, MAI

                         JUSTIFICATION OF CAPITALIZATION RATE

Direct Capitalization is a method used to convert a single year's income estimate into a value indication in the Income Capitalization Approach. The direct capitalization formula using an overall property capitalization rate is:
          Value / Net Operating Income = Overall Capitalization Rate

In this appraisal, the appraisers will employ two different methods to obtain an overall capitalization rate:

     1)     Band of Investment - mortgage and equity components

     2)     Underwriter's Method (derivation from debt coverage ratio)

Band of Investment
The appraisers contacted local lenders regarding rates and terms of alternate investments as well as current market rates applicable for this market.

Annual Constant - In developing the mortgage components for the Band of Investment Method, the appraisers reviewed the National Mortgage Commitment Survey conducted by the Appraisal Institute Research Department which surveyed sample lenders in various geographical regions throughout the United States. The data quoted is based on national averages and do not reflect conditions inherent in all markets. Therefore, the appraisers contacted local lenders regarding rates and terms applicable for this market area. Lenders in the local market are quoting rates at prime plus 1 %, terms of 20 years. 75% and a loan-to-value ratio. The local market closely approximates the national averages for the subject property type.




Robert M. McSherry, MAI

The appraisers reviewed available data concerning current national and local quoted mortgage rates and talked to various lenders in the Louisiana area which confirm that market rates and terms for loans of the quality of the subject property are available at 9% interest rate with monthly payments amortized for a 20 year term, a 75% loan-to-value ratio. Therefore, the mortgage constant is derived to be .1079671.

Equity Dividend - Current rates of return available from alternative investment vehicles are reviewed. These alternative investments are more liquid than an investment in real estate; therefore any potential investor would expect a higher rate of return. Based on this, we have been able to conclude that a 9% equity dividend rate is required to attract investment capital to the subject property's type which is considered to be slightly more risky than other types of real estate investments.

Derivation of Capitalization Rate - The band of investment (or weighted average) formula for deriving an overall rate when the mortgage constant and equity dividend rates is known as:
                        Mortgage Percent x Mortgage Constant
                                        Plus
                        Equity Percent x Equity Dividend Rate
                                       Equals
                             Overall Capitalization Rate


                              .75 x .1079671 = .0809

                                  .25 x .09 = .0225

                                   Total =.10340

                                  Rounded to.103




Robert M. McSherry, MAI

Underwriter's Method
In making loan decisions, institutional lenders use a debt coverage ratio
(DCR), which is the ratio of net operating income to annual debt service.
This measure of constraint is frequently used by institutional lenders, who are general fiduciaries. They manage and lend the money of others, including depositors and policy holders. Because of the fiduciary responsibility, institutional lenders are particularly sensitive to the safety and profit and are anxious to avoid default and possible foreclosure. Consequently, when they underwrite income property loans, institutional lenders try to provide a cushion so that the borrower will be able to meet the debt service obligations on the loan even if the building income declines.

The debt coverage ratio may also be used to estimate the overall capitalization rate by multiplying the ratio by the mortgage loan constant
(RM) and the loan-to-value ratio (M). The debt coverage ratio, mortgage loan constant, and loan-to-value ratio have already been determined to be 1.20,
 .1079671 and .75, respectfully. The formula for derivation of an overall capitalization rate from debt coverage ratio is as follows:

                    RO = DCR x RM x M
                    RO = 1.20 X .1079671 X .75
                    RO =.0971
                   R/T = .097

Conclusion
Based on the available information we have concluded that a 10% is the most appropriate capitalization rate which is derived from the actual band of

Robert M. MeSherry, MAI
investments method and supported by the Underwriter's Method and available market data. Thus:

                    NET OPERATING INCOME
                  -------------------------     =    VALUE
                 OVERALL CAPITALIZATION RATE

                         $241,440.00
                  -------------------------     =    $2,414,400.00
                             .10

INDICATED VALUE OF SUBJECT FROM
 INCOME APPROACH (R/T)                               $2,415,000.00








Robert M. McSherry, MAI

                    DISCOUNTED CASH FLOW ANALYSIS

The subject property will require a period in excess of one year to achieve stabilized net income. In order to provide an estimate of the present value of the improvements upon completion but prior to achieving stabilized net operating income, the discounting process is utilized.

The income stream generated by the subject until stabilized income is reached is discounted into an estimate of present value and the revisionary value of the improvements as estimated upon achieving a stabilized net income is also discounted to present worth. The market indicates a discount rate of 9% to be appropriate to be utilized in discounting the income and reversion and this is based on current rates of return on alternate investments and the risk associated with the subject.








Robert M. McSherry, MAI

Present Worth of Income Stream
     Year One:           $ 27,280.00 x.917431 =                $   25,027.00
     Year Two:           $241,440.00 x.841680 =                $  203,215.00
Total Present Value of Income Stream                           $  228,242.00
Present Worth of Reversion
     $2,415,000.00 x.841680                                    $2,032,657.00
Summation:
     Present Worth of Income Stream                            $  228,242.00
     Present Worth/Reversion                                   $2,032,657.00
Total                                                          $2,260,899.00

INDICATED VALUE OF SUBJECT FROM
 INCOME APPROACH/DISCOUNTED
 CASH FLOW (R/T)                                               $2,260,000.00








Robert M. McSherry, MAI

                         RECONCILIATION AND FINAL VALUE

The two approaches to value have indicated the following value estimates of the property being appraised:

     COST APPROACH TO VALUE                     $1,555,000.00

     MARKET APPROACH TO VALUE                   N/A

     INCOME APPROACH TO VALUE
      OVERALL CAPITALIZATION RATE               $2,415,000.00
      DISCOUNTED CASH FLOW
       ANALYSIS                                 $2,260,000.00

The subject property is proposed construction and only preliminary plans and specifications have been provided this appraiser in order to complete the Cost Approach to Value. Costs are extremely difficult to estimate and no two competent contractors will ever agree on the actual cost to construct a property. However, this appraiser has utilized reliable sources including the Marshall Valuation Service Cost Manual as well as actual construction costs affecting a similar type property in order to complete the Cost Approach to Value and this approach is considered reflective of the cost new of the subject property.

The subject property is considered an income producing and has been valued based on it being a Going Concern. The property is under competent ownership and will have excellent management in place and the utilization of the Going Concern concept is considered appropriate with respect to this particular appraisal problem. Accordingly, the Indicated Value of the Property based on stabilized net income being generated at the end of the second year is



Robert M. McSherry, MAI
considered the best available indicator of it's current Market Value and has been accorded the greatest credence in the final analysis.

Based on the data contained within this report, other in-file data, and this appraiser's review and analysis of said data, it is our opinion that the proposed property identified as The Arbor Group of Shreveport, L.L.C. and located on Fern Avenue within the corporate limits of Shreveport, Caddo Parish, Louisiana was estimated to have a Market Value, as of October 15, 1997, but subject to completion according to plans and specifications utilizing quality materials and workmanship throughout and also subject to the other conditions contained within this report, of:

                 TWO MILLION FOUR HUNDRED FIFTEENTHOUSAND DOLLARS
                                ($2,415,000.00)
              Allocated:
                   Land                                $  350,000.00
                   Improvements:                       $1,400,000.00
                   Furniture, Fixtures and Equipment   $   84,000.00
                   Goodwill                            $  581,000.00








Robert M. McSherry, MAI

                                ADDENDA

Robert M. McSherry, MAI

                       APPRAISER'S CERTIFICATION


I certify that, to the best of my knowledge and belief....

(1)     The statements of fact contained in this report are true and correct.

(2) The reported analyses, opinions, and conclusions are limited only by the report assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinion and conclusions.

(3) I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

(4) My compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

(5) My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

(6) I have made a personal inspection of the property that is the subject of this report.

(7) No one provided significant professional assistance to the person signing this report.

(8) The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the American Institute of Real Estate Appraisers.

(9) The use of this report is subject to the requirements of the American Institute of Real Estate Appraisers relating to review by its duly authorized representatives.

(10) I am not currently certified under the voluntary continuing education program of the American Institute of Real Estate Appraisers.






Robert M. McSherry, MAI

(11) I certify that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.


Estimated Market Value:
    $2,415,000.00                     ---------------------------
                                      Robert M.McSherry, MAI
                                      LA Certified General Appraiser No. 0891
Allocated:

     Land                         $  350,000.00
     Improvements                 $1,400,000.00
     Furniture, Fixtures and
      Equipment                   $   84,000.00
     Goodwill                     $  581,000.00

As Of: October 15,1997








Robert M. McSherry, MAI

                QUALIFICATIONS OF ROBERT M. MC SHERRY, MAI

EDUCATIONAL BACKGROUND AND TRAINING:

Graduate of Louisiana State University, Baton Rouge, Louisiana, Bachelor of Science Degree in Business Administration with a Major in Finance.

     Real Estate Appraisal Course 1-A, Basic Fundamentals, Methods and Techniques, 1974, AIREA

     Real Estate Appraisal Course 1-B, Capitalization, 1975, AIREA

     Real Estate Appraisal Course VIII, Single-Family Residential Appraisal, 1974, AIREA

     Real Estate Appraisal Course II, Techniques and Application, 1976 and 1980, AIREA

     Real Estate Appraisal Course III, Rural Properties, 1979

     Real Estate Appraisal "Industrial Valuation" Course, 1984

     Seminar: R-41C - New Orleans, Louisiana, AIREA, 1978

     "Standards of Professional Practice" Course, AIREA, 1987

     "Capitalization Theory and Techniques, Part A" Course, AIREA, 1987

     "Standards of Professional Practice" Course, Appraisal Institute, 1992

PROFESSIONAL EXPERIENCE

     Real Estate Broker, State of Louisiana (1971)

     Monroe Redevelopment Agency, Monroe, Louisiana (1971)

     Ford, Bacon & Drive Construction and Engineering Company, Monroe, Louisiana (1972)

     Mississippi power and Light Company, Jackson, Mississippi (1973-1976)

     Cameron-Brown South, Inc., Mortgage Bankers, Baton Rouge, Louisiana (1976-1977)

     Real Estate Appraiser, Monroe, Louisiana (1978-1985)



Robert M. McSherry, MAI

     Real Estate Appraiser, Baton Rouge, Louisiana and Jackson, Mississippi (1985-Present)

PROFESSIONAL MEMBERSHIPS:

     Residential Member, American Institute of Real Estate Appraisers, Certification Number 1040

     Licensed Real Estate Broker, State of Louisiana

     Fee Inspector for the Louisiana Homeowners Warranty Corporation

     FNMA Approved Level III Appraiser, Number 1027135

     Member, American Institute of Real Estate Appraisers - MAI Designation
     (1981), Number 6291

     Certified Licensed General Appraiser, State of Louisiana, Number 0891








Robert M. McSherry, MAI

PRELIMINARY FRONT ELEVATION, SITE PLAN & FLOOR PLAN

             [PICTURE OF FRONT ELEVATION OF SUBJECT PROPERTY]

             [PICTURE OF SITE PLAN OF SUBJECT PROPERTY]

             [PICTURE OF FLOOR PLAN OF SUBJECT PROPERTY]

                           ZONING MAP
      (Provided by Shreveport Metropolitan Zoning & Planning Office)

           [PLAT MAP INDICATING SUBJECT PROPERTY]